SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                          FORM 12B-25
                                                  Commission File Number 1-13888

                  NOTIFICATION OF LATE FILING

      (Check One): |X| Form 10-K and Form 10-KSB |_| Form 20-F |_| Form 11-K |_| Form 10-Q and Form 10-QSB |_| Form N-SAR
      For Period Ended: DECEMBER 31, 1997    |_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F           |_| Transition Report on Form 10-Q
|_| Transition Report on Form 11-K           |_| Transition Report on Form N-SAR
      For the Transition Period Ended:
  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant     UCAR INTERNATIONAL INC.
                       ---------------------------------------------------------
Former name if applicable
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Address of Principal Executive Office (STREET AND NUMBER)
   39 OLD RIDGEBURY ROAD
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City, State and Zip Code   DANBURY, CONNECTICUT  06817
                        --------------------------------------------------------

                                     PART II
                             RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X|(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10- Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

      State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, Form 20-F, Form 11-K, Form 10-Q and Form 10-QSB, Form N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      In 1997, the Registrant was served with subpoenas, search warrants and information requests by antitrust authorities in the United States and the European Union in connection with investigations as to whether there has been any violation of antitrust laws by producers of graphite electrodes.
Subsequently, several class action civil antitrust lawsuits were commenced in the United States against the Registrant and certain other producers of graphite electrodes. Such lawsuits have been consolidated into a single lawsuit. The Company believes that additional civil antitrust lawsuits are likely to be commenced. In March 1998, as a result of recent developments, the Registrant recorded a charge of $340 million against results of operations for 1997 for potential liabilities and expenses in connection with such investigations and related lawsuits and claims. Because of the recent nature of these developments and the charge, the Registrant has not been able to evaluate all of the collateral consequences which they could have on the Registrant. Accordingly, the Registrant is unable, without unreasonable effort and expense, to file its Annual Report on Form 10-K for the year ended December 31, 1997 within the prescribed period.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.
PETER B. MANCINO, VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY   (203) 207-7740
--------------------------------------------------------------------------------
                    (Name)                                    (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 |X| Yes  |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 |X| Yes  |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      As a result of the $340 million charge, the Company is restating its previously reported 1997 fourth quarter and year end financial results. The restatement of financial performance results in a net loss for the year ended December 31, 1997 of $160 million, or $3.49 per diluted share as compared to a net profit for the year ended December 31, 1996 of $152 million, or $3.15 per diluted share. The restatement also results in a net loss for the three months ended December 31, 1997 of $276 million, or $6.07 per diluted share as compared to a net profit for the three months ended December 31, 1996 of $37 million, or $.77 per diluted share. In addition, as a result of the restatement, stockholders equity at December 31, 1997 was a deficit of $246 million as compared to a deficit of $2 million at December 31, 1996. The charge has no impact on the Registrant's cash flows for the year ended December 31, 1997.


                             UCAR INTERNATIONAL INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     MARCH 31, 1998       By:  /S/ FRED C. WOLF
      --------------------        ----------------------------------------------
                               Name:  Fred C. Wolf
                               Title: Vice President and Chief Financial Officer

          INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.